Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201, USA

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakernet.com

October 18, 2007	Jon Carroll
Tel: +1 214 978 3023
Jill Davis	jon.carroll@bakernet.com

John Cannarella

Jennifer Goeken

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C.  20549-7010

RE:	Reef Global Energy VII, LP
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-52540

Ladies and Gentlemen:

We are writing on behalf of our client, Reef Global Energy VII, LP (the “Company”) in connection with the letter of comments from the United States Securities and Exchange Commission (the “Commission”) to the Company, dated October 3, 2007, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2006.  The Company will provide a written response to the Commission’s comment letter on or before October 25, 2007.

Please call me at (214) 978-3023 if you have any questions or comments.  Thank you for your attention to this matter.

Sincerely,

/s/ Jon Carroll

Jon Carroll

cc:	Michael J. Mauceli
Jim Johnson
Joel Held